Exhibit 4(h)

Description of Securities
Registered Pursuant to Section 12
of the Securities Exchange Act of 1934

As of January 1, 2020 (“Description Date”), ALLETE, Inc. (“ALLETE”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934: its common stock, without par value. The common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ALE”. The following description is as of the Description Date, unless otherwise noted.
DESCRIPTION OF ALLETE, Inc. COMMON STOCK
General. The following statements describing ALLETE's common stock are not intended to be a complete description. For additional information, please see ALLETE’s Articles of Incorporation and Bylaws. Each of these documents has been previously filed with the Securities and Exchange Commission ("SEC") and are exhibits to ALLETE’s Annual Report on Form 10-K to which this Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 is an exhibit. Reference is also made to the laws of the State of Minnesota.
ALLETE has the following capital stock authorized by its Articles of Incorporation: 80,000,000 shares of common stock, without par value, and 3,616,000 shares of preferred stock. As of February 1, 2020, there were 51696497 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.
Dividend Rights. ALLETE’s common stock is entitled to dividends only after ALLETE has provided for dividends and any sinking fund requirements on any issued and outstanding preferred stock. ALLETE’s Articles of Incorporation contain provisions which would restrict net income available for the payment of cash dividends on outstanding common stock in the event that shares of ALLETE’s preferred stock were outstanding and certain common stock equity capitalization ratios were not met.
Voting Rights (Non‑Cumulative Voting). Holders of ALLETE’s common stock are entitled to receive notice of and to vote at any meeting of shareholders. Each share of ALLETE’s common stock, as well as each share of any of ALLETE’s issued and outstanding preferred stock, is entitled to one vote. Holders of ALLETE’s common stock do not have cumulative voting rights. Each director is elected by the vote of a majority of the votes cast with respect to the director at a meeting of shareholders called for such purpose at which a quorum is present. At any such meeting for which the number of nominees (other than nominees withdrawn on or before the sixtieth (60th) day before the first anniversary of the preceding year’s annual shareholder meeting) exceeds the number of directors to be elected, directors are elected by a plurality of the votes present and entitled to vote on the election of directors. In addition, whenever dividends on any of ALLETE’s preferred stock are in default in the amount of four full quarterly payments or more, and until all the dividends in default are paid, the holders of ALLETE’s preferred stock are entitled, as one class, to elect a majority of the directors. ALLETE’s common stock, as one class, would then elect the minority.
The Articles of Incorporation include detailed procedures and other provisions relating to these rights and their termination, including:

•	quorums;

•	terms of directors elected;

•	vacancies;

•	class voting;

•	meetings; and

•	adjournments.

The Articles of Incorporation contain provisions that make it difficult to obtain control of ALLETE through transactions not having the approval of the board of directors of ALLETE. These provisions include:

•
a provision requiring the affirmative vote of 75 percent of the outstanding shares of all classes of ALLETE’s capital stock, present and entitled to vote, in order to authorize certain mergers or consolidations, or sales or leases of a significant amount of assets, of ALLETE, and other significant transactions that may have an effect on the control of ALLETE. Any of those transactions are required to meet certain “fair price” and procedural requirements. Neither a 75 percent shareholder vote nor a “fair price” is required for any of those transactions that have been approved by a majority of the “Disinterested Directors,” as that term is defined in the Articles of Incorporation;

•	a provision permitting a majority of the Disinterested Directors to determine whether the above requirements have been satisfied; and

•
a provision providing that some parts of the Articles of Incorporation cannot be altered unless approved by 75 percent of the outstanding shares of all classes of ALLETE’s capital stock, present and entitled to vote, unless the alteration is recommended to the shareholders by a majority of the Disinterested Directors. The parts of the Articles of Incorporation that cannot be altered except as stated above include some parts relating to:

Exhibit 4(h)

◦	mergers or consolidations, or sales or leases of a significant amount of assets, of ALLETE, and other significant transactions that may have an effect on the control of ALLETE; and

◦	the number, election, terms of office and removal of directors of ALLETE and the way in which vacancies on the board of directors are filled.

Liquidation Rights. After ALLETE has satisfied creditors and the preferential liquidation rights of any of its outstanding preferred stock, the holders of its common stock are entitled to share ratably in the distribution of all remaining assets.
Miscellaneous. Holders of ALLETE’s common stock have no preemptive or conversion rights. ALLETE’s common stock is listed on the New York Stock Exchange. The transfer agent and registrar for ALLETE’s common stock is EQ Shareowner Services.